SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 3, 2003

Microcell Telecommunications Inc.

1250 Rene-Levesque Blvd. West, Suite 400

Montreal, Quebec

Canada

H3B 4W8

Registration No.:

0-29502

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...Form 40-F...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.

Yes...No...X...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.

Date: January 3, 2003

By:

_______________________________

Jocelyn Cote (signed)

Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Reporting Issuer

  Microcell Telecommunications Inc.

  1250 Rene-Levesque Blvd. West

  Suite 400

  Montreal, Quebec

  H3B 4W8

  Date of Material Change

  January 3, 2003

  Press Release

  Microcell Telecommunications Inc. ("Microcell or the "Company") issued a press release with respect to a material change on January 3, 2003. A copy of such press release is attached hereto and forms a part hereof.

  Summary of Material Change

  Microcell announced that it has reached an agreement on a capitalization plan with its secured lenders and unsecured noteholders.

  Full Description of Material Change

  The Company has received signed commitments to vote in favour of the proposed recapitalization plan from its secured lenders holding in face amount C$443 million, representing approximately 75% of the outstanding secured debt, and from holders of its unsecured notes holding in face amount C$833 million, representing approximately 55% of the outstanding notes. Once effective, the proposed recapitalization plan will significantly reduce the Company's debt obligations by approximately C$1.7 billion and its annual interest obligations by approximately C$200 million, which should help to ensure the Company's future as a strong and growing competitor in the Canadian wireless industry.

  The Company intends to continue conducting its operations in its usual fashion, providing normal service to its customers, as it works towards implementing the plan. The Company intends to pay its suppliers for all goods and services in the ordinary course of business, and all employees will continue to be paid according to their normal schedules. With more than C$100 million in cash, short-term investments and marketable securities currently, the Company anticipates having adequate financial resources to operate normally.

  Under the terms of the proposed recapitalization plan, the Company will emerge with
  C$350 million in debt obligations and expects to raise an additional C$75 million of working capital financing. This represents a significant reduction from the Company's current debt level of over C$2.0 billion.

  Other key elements of the plan are as follows:

  - All of Microcell's current secured debt, in the amount of approximately C$600 million, will be exchanged for C$350 million of new secured debt, and for first and second preferred shares, which together will represent, after the conversion of preferred shares, 68% of the common equity in the recapitalized Company before the exercise of warrants and management options.

  - All of Microcell's current unsecured notes, in the face amount of approximately C$1.4 billion, will be exchanged, on a pro rata basis, for second preferred and new common shares, which together will represent, after the conversion of preferred shares, 31.9% of the common equity in the recapitalized Company before the exercise of warrants and management options. In addition, two-year and five-year warrants will be issued to the unsecured noteholders to purchase additional shares, representing, in the aggregate, 10.7% of the new common shares on a fully-diluted basis before management options. The exercise prices of the warrants will exceed current trading values and are designed to reflect the Company's future growth prospects. The warrants, once fully exercised, will dilute all equity holders equally.

  - The existing shareholders will retain 0.1% of the common equity in the recapitalized Company before the exercise of warrants and management options in the form of new common shares. In addition, two-year and five-year warrants will also be issued to the existing shareholders to purchase additional shares, representing, in the aggregate, 21.3% of the new common shares on a fully-diluted basis before management options. The exercise prices of the warrants will exceed current trading values and are designed to reflect the Company's future growth prospects. The warrants, once fully exercised, will dilute all equity holders equally.

  - All Canadian secured lenders, unsecured noteholders, and shareholders will receive voting shares. Non-Canadian secured lenders and unsecured noteholders will receive voting shares in accordance with the limits established by Canadian foreign ownership and control provisions of the Telecommunications Act and its regulations, and will receive the balance in non-voting shares.

  - In order to establish a period of corporate stability, for two years following implementation of the recapitalization plan and subject to certain exceptions, no shareholder will be permitted to cast, either alone or as part of a group, more than 20% of the votes at any meeting of shareholders of the Company. A shareholder rights plan will also be established to help ensure that all shareholders are treated equally and fairly in connection with any take-over offer for the recapitalized Company.

  To ensure that the recapitalization plan is implemented in an orderly fashion and for the benefit of all stakeholders, Microcell will file for an Order of the Superior Court of the Province of Quebec under the Companies' Creditors Arrangement Act ("CCAA"). The secured lenders and ad hoc committee of unsecured noteholders support the Company's filing under the CCAA and are working with the Company to successfully implement the plan within a short period of time. From today's date, and until the recapitalization plan becomes effective, the Company will not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its Senior Discount Notes due 2006, which had been due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002.

  In order for the Company's proposed recapitalization plan to become effective, a Court-supervised vote is required to obtain consent from a majority of both the secured lenders and unsecured noteholders who are present and voting and who represent, in aggregate, not less than 66 2/3% of the principal amount of both the secured debt and unsecured notes, each being voted as a separate class. In addition, implementation of the recapitalization plan is subject to the execution of definitive documentation and to other customary conditions, and is also conditional upon receiving all required Court, Industry Canada, and other approvals. The Company expects to receive all necessary approvals by the end of the first quarter of 2003.

  As indicated in the attached news release, the Company has entered into lock-up agreements with certain secured and unsecured creditors thereof pursuant to which such creditors, subject to the terms and conditions thereof, agreed to vote for the approval of the plan referred to therein. The lock-up agreements may be terminated in certain circumstances, including by reason of a secured or unsecured creditor, as the case may be, advising the Company in writing of its decision to proceed with an alternate transaction, if a written and binding offer to acquire the Company, or Microcell Connexions Inc. and Microcell Solutions Inc., has been presented that is reasonably capable of being completed and that in the good faith opinion of the secured or unsecured creditor electing to exercise its termination rights under its lock-up agreement is more favourable to the secured or unsecured creditors, as the case may be, from a financial point of view than the proposed restructuring plan.

  Further details setting out the terms of the recapitalization and the voting commitments will be addressed in the Plan of Arrangement and Information Circular, which the Company expects to file with the Court in January 2003.

  Microcell has retained Rothschild to act as its financial advisor and will propose, in its Court application, that Ernst & Young Inc. serve as Court-appointed monitor during the CCAA process to assist the Company in the implementation of the recapitalization plan.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 3rd day of January 2003 at Montreal, Quebec

(Signed) Jocelyn Cote

Jocelyn Cote

Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL REACHES CONSENSUAL AGREEMENT ON RECAPITALIZATION

Plan will eliminate C$1.7 billion of debt and C$200 million of annual interest

Montreal, January 3, 2003 - Microcell Telecommunications Inc. (TSX: MTI.B) today announced that it has reached an agreement on a recapitalization plan with its secured lenders and unsecured noteholders. The Company has received signed commitments to vote in favour of the proposed recapitalization plan from its secured lenders holding in face amount C$443 million, representing approximately 75% of the outstanding secured debt, and from holders of its unsecured notes holding in face amount C$833 million, representing approximately 55% of the outstanding notes. Once effective, the proposed recapitalization plan will significantly reduce the Company's debt obligations by approximately C$1.7 billion and its annual interest obligations by approximately C$200 million, which should help to ensure the Company's future as a strong and growing competitor in the Canadian wireless industry.

"The successful completion of the negotiations with our debtholders has resulted in a consensual agreement on a recapitalization plan, which represents a significant endorsement of our Company," stated Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications. "Working together, we achieved a solution that was best for Microcell and its stakeholders, both in the short and long term. We believe that we will emerge from this process not only financially stronger, with a vastly reduced debt load, but also, and more importantly for the long term, operationally sound, with a wireless PCS business that is very competitive and that generates positive and growing EBITDA. I want to especially acknowledge our employees, our customers and our suppliers for their support throughout this process."

The Company intends to continue conducting its operations in its usual fashion, providing normal service to its customers, as it works towards implementing the plan. The Company intends to pay its suppliers for all goods and services in the ordinary course of business, and all employees will continue to be paid according to their normal schedules. With more than C$100 million in cash, short-term investments and marketable securities currently, the Company anticipates having adequate financial resources to operate normally.

Jefferies & Company, Inc., which served as financial advisor to an ad hoc committee of Microcell's unsecured noteholders commented, "The committee has worked hard to reach what it believes is a viable recapitalization plan. This plan should strengthen Microcell's financial footing and position the Company for success in the Canadian wireless market, while providing noteholders with a structure that should allow for meaningful recovery on their claims."

Under the terms of the proposed recapitalization plan, the Company will emerge with
C$350 million in debt obligations and expects to raise an additional C$75 million of working capital financing. This represents a significant reduction from the Company's current debt level of over C$2.0 billion.

Other key elements of the plan are as follows:

- All of Microcell's current secured debt, in the amount of approximately C$600 million, will be exchanged for C$350 million of new secured debt, and for first and second preferred shares, which together will represent, after the conversion of preferred shares, 68% of the common equity in the recapitalized Company before the exercise of warrants and management options.

- All of Microcell's current unsecured notes, in the face amount of approximately C$1.4 billion, will be exchanged, on a pro rata basis, for second preferred and new common shares, which together will represent, after the conversion of preferred shares, 31.9% of the common equity in the recapitalized Company before the exercise of warrants and management options. In addition, two-year and five-year warrants will be issued to the unsecured noteholders to purchase additional shares, representing, in the aggregate, 10.7% of the new common shares on a fully-diluted basis before management options. The exercise prices of the warrants will exceed current trading values and are designed to reflect the Company's future growth prospects. The warrants, once fully exercised, will dilute all equity holders equally.

- The existing shareholders will retain 0.1% of the common equity in the recapitalized Company before the exercise of warrants and management options in the form of new common shares. In addition, two-year and five-year warrants will also be issued to the existing shareholders to purchase additional shares, representing, in the aggregate, 21.3% of the new common shares on a fully-diluted basis before management options. The exercise prices of the warrants will exceed current trading values and are designed to reflect the Company's future growth prospects. The warrants, once fully exercised, will dilute all equity holders equally.

- All Canadian secured lenders, unsecured noteholders, and shareholders will receive voting shares. Non-Canadian secured lenders and unsecured noteholders will receive voting shares in accordance with the limits established by Canadian foreign ownership and control provisions of the Telecommunications Act and its regulations, and will receive the balance in non-voting shares.

- In order to establish a period of corporate stability, for two years following implementation of the recapitalization plan and subject to certain exceptions, no shareholder will be permitted to cast, either alone or as part of a group, more than 20% of the votes at any meeting of shareholders of the Company. A shareholder rights plan will also be established to help ensure that all shareholders are treated equally and fairly in connection with any take-over offer for the recapitalized Company.

To ensure that the recapitalization plan is implemented in an orderly fashion and for the benefit of all stakeholders, Microcell will file for an Order of the Superior Court of the Province of Quebec under the Companies' Creditors Arrangement Act ("CCAA"). The secured lenders and ad hoc committee of unsecured noteholders support the Company's filing under the CCAA and are working with the Company to successfully implement the plan within a short period of time. From today's date, and until the recapitalization plan becomes effective, the Company will not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its Senior Discount Notes due 2006, which had been due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002.

In order for the Company's proposed recapitalization plan to become effective, a Court-supervised vote is required to obtain consent from a majority of both the secured lenders and unsecured noteholders who are present and voting and who represent, in aggregate, not less than 66 2/3% of the principal amount of both the secured debt and unsecured notes, each being voted as a separate class. In addition, implementation of the recapitalization plan is subject to the execution of definitive documentation and to other customary conditions, and is also conditional upon receiving all required Court, Industry Canada, and other approvals. The Company expects to receive all necessary approvals by the end of the first quarter of 2003.

Further details setting out the terms of the recapitalization and the voting commitments will be addressed in the Plan of Arrangement and Information Circular, which the Company expects to file with the Court in January 2003.

Microcell has retained Rothschild to act as its financial advisor and will propose, in its Court application, that Ernst & Young Inc. serve as Court-appointed monitor during the CCAA process to assist the Company in the implementation of the recapitalization plan.

About the Company

Microcell Telecommunications Inc. is a major provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to more than 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido (r) brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

www.fido.ca